UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

Commission File Number: 001-12518

BANCO SANTANDER, S.A.

Ciudad Grupo Santander

28660 Boadilla del Monte

Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

EXPLANATORY NOTE

In connection with the issuance by Banco Santander, S.A. of $1,500,000,000 aggregate principal amount of 5.588% Senior Preferred Fixed Rate Notes due 2028 and of $2,000,000,000 aggregate principal amount of 6.921% Tier 2 Subordinated Fixed Rate Notes due 2033, Banco Santander, S.A. is filing the following documents solely for incorporation into the Registration Statement on Form F-3 (File No. 333-271955):

Exhibit List

Exhibit No.	Description

1.1	Underwriting Agreement dated as of July 31, 2023

4.1	Senior Preferred Debt Securities Indenture, dated as of August 8, 2023, among Banco Santander, S.A., as Issuer, and The Bank of New York Mellon, London Branch, as Trustee

4.2	Subordinated Debt Securities Indenture, dated as of August 8, 2023, among Banco Santander, S.A., as Issuer, and The Bank of New York Mellon, London Branch, as Trustee

4.3	First Supplemental Indenture, dated as of August 8, 2023, to the Senior Preferred Debt Securities Indenture, dated as of August 8, 2023, among Banco Santander, S.A., as Issuer, The Bank of New York Mellon, London Branch, as Trustee and Principal Paying Agent, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Registrar

4.4	First Supplemental Indenture, dated as of August 8, 2023, to the Subordinated Debt Securities Indenture, dated as of August 8, 2023, among Banco Santander, S.A., as Issuer, The Bank of New York Mellon, London Branch, as Trustee and Principal Paying Agent, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Registrar

4.5	Form of Global Note for the 5.588% Senior Preferred Fixed Rate Notes due 2028 (included in Exhibit A of the First Supplemental Indenture to the Senior Preferred Debt Securities Indenture (Exhibit 4.3 to this filing))

4.6	Form of Global Note for the 6.921% Tier 2 Subordinated Fixed Rate Notes due 2033 (included in Exhibit A of the First Supplemental Indenture to the Subordinated Debt Securities Indenture (Exhibit 4.4 to this filing))

5.1	Opinion of Uría Menéndez

5.2	Opinion of Davis Polk & Wardwell LLP

23.1	Consent of Uría Menéndez (included in Exhibit 5.1 to this filing)

23.2	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.2 to this filing)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER, S.A.

Date: August 8, 2023	By:	/s/ José Antonio Soler
Name: José Antonio Soler
Title: Authorized Representative